

December 23, 2021

Riadh Zine
Co-Chief Executive Officer
AKUMIN INC.
8300 W. Sunrise Boulevard
Plantation, Florida 33322

Re: AKUMIN INC.
     Registration Statement on Form F-3
     Filed December 21, 2021
     File No. 333-261815

Dear Riadh Zine:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tom Conaghan